November 6, 2024

Via EDGAR

Mr. Partick Kuhn
Mr. Rufus Decker
Ms. Rucha Pandit
Mr. Donald Field

Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	TNL Mediagene Registration Statement on Form F-4 File No. 333-280161

Acceleration Request

Requested Date: November 6, 2024

Requested Time: 2:00 PM EST

Dear Mr. Kuhn, Mr. Decker, Ms. Pandit and Mr. Field:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, TNL Mediagene (the “Company”) hereby requests that the above-referenced Registration Statement on Form F-4 (File No. 333-280161) (the “Registration Statement”) be declared effective at the requested date and requested time set forth above or as soon thereafter as practicable, or at such later time as the Company may request via telephone to the staff of the Securities and Exchange Commission. The Company hereby authorizes Jesse S. Gillespie of Morrison Foerster LLP, counsel for the Company, to make such request on the Company’s behalf.

The Company requests that it be notified of the effectiveness of the Registration Statement by email to Jesse S. Gillespie of Morrison Foerster LLP at jgillespie@mofo.com or by telephone at +81 (3) 3214-6833 (work) or +81 (80) 4683-3074 (cell).

Please direct any questions or comments regarding this acceleration request to Jesse S. Gillespie of Morrison Foerster LLP at jgillespie@mofo.com or by telephone at +81 (3) 3214-6833 (work) or +81 (80) 4683-3074 (cell).

[signature page follows]

Sincerely,

TNL MEDIAGENE

/s/ Tzu-Wei Chung
Tzu-Wei Chung
Chief Executive Officer

cc:	Jesse S. Gillespie, Morrison Foerster LLP